NT 10-Q 1 formnt.htm NOTIFICATION OF LATE FILING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	__ Form 10-K	___ Form 11-K	___ Form 20-F
	X Form 10-Q	___ Form N-SAR

For Period Ended: March 31, 2009

___ Transition Report on Form 10-K	___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F	___ Transition Report on Form N-SAR
___ Transition Report on Form 11-K

For the Transition Period Ended:  ____________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:                                                     Vida Life International, Ltd.
Former name if applicable:

Address of principal executive office (Street and number):      7046 Kentfield Drive
City, State and zip code:   Cameron Park, CA  95682

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company is not able to file its Form 10-Q within the prescribed time period because the Company’s limited number of employees has made it difficult to coordinate and complete the required financial reporting and disclosures and proper review by the Company’s board of directors.  The delay could not have been avoided without unreasonable effort and expense.  Nevertheless, the Company anticipates completing such filing on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:
        Paul D. Chestovich                                                                                    (612) 672-8305
(Name)                                                                                            (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).    X   Yes ___ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    X    Yes  ___ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change:  The registrant expects that its net sales for the period ended March 31, 2009 will be approximately $4,800, which is significantly lower than the net sales of $116,269 reported for the period ended March 31, 2008.  The significant decrease is due to the lack of any fishmeal sales during the current period.  Nevertheless, despite these anticipated changes, the registrant does not expect a significant change in net loss for the period.  In particular, the registrant expects a net loss in the current period of approximately $135,000, which is comparable to the net loss of 133,411 for the period ended March 31, 2008.

                                                                          Vida Life International, Ltd.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Company Name

Date: May 18, 2009	By:	/s/ John C. Jordan
John C. Jordan
Chief Executive Officer

          INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized  representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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